Exhibit 4.1

Execution Version

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE, dated as of November 3, 2023 (this “Supplemental Indenture”), between Tabula Rasa HealthCare, Inc., a Delaware corporation, as issuer (the “Company”), and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), a national banking association organized under the laws of the United States, as trustee (the “Trustee”), to the Indenture, dated as of February 12, 2019, between such parties (the “Indenture”) governing the 1.75% Convertible Senior Subordinated Notes due 2026 (the “Notes”). All references to the “Indenture” shall be to the Indenture and, as applicable, this Supplemental Indenture.

RECITALS

WHEREAS, the Company, the issuer of the Notes under the Indenture, and the Trustee have heretofore executed and delivered the Indenture;

WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated as of August 5, 2023 (the “Merger Agreement”), by and among the Company, Locke Buyer, LLC, a Delaware limited liability company (“Parent”), and Locke Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), pursuant to which, and subject to the terms and conditions contained in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”), and, in connection therewith, each share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that is outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock (i) that are held by the Company (as treasury shares), Parent or Merger Sub, which shares of Common Stock shall be cancelled and shall cease to exist (the “Cancelled Shares”) or (ii) held by any person who is entitled to demand and who has properly demanded appraisal of such shares of Common Stock pursuant to, and who has complied in all respects with, Section 262 of the Delaware General Corporation Law (the “Appraisal Shares”)), shall be converted automatically into the right to receive an amount in cash equal to $10.50 per share, without interest (the “Merger Consideration”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Merger Consideration is to be paid to each holder of shares of Common Stock without interest thereon and less any applicable withholding taxes;

WHEREAS, the Merger has been consummated and each share of Common Stock that was outstanding immediately prior to the effective time of the Merger (other than the Cancelled Shares and the Appraisal Shares) was converted automatically into the right to receive the Merger Consideration, in each case, on the date hereof (the “Effective Date”), in accordance with the Merger Agreement and substantially concurrently with the execution and delivery of this Supplemental Indenture;

WHEREAS, the consummation of the Merger as contemplated by the Merger Agreement constitutes a Fundamental Change, a Make-Whole Fundamental Change and a Merger Event under the terms of the Indenture;

WHEREAS, in connection with the foregoing, Section 14.07(a) of the Indenture provides that the Company shall enter into a supplemental indenture with the Trustee under Section 10.01(g) of the Indenture, without requiring the consent of the Holders of the Notes, providing that, for all conversions that occur at or after the effective time of the Merger, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate (as defined in the Indenture) immediately prior to such Merger would have owned or been entitled to receive upon such Merger;

WHEREAS, the Company has requested that the Trustee join with it in the execution and delivery of this Supplemental Indenture and, in accordance with Sections 10.05, 14.07(b) and 17.05 of the Indenture, has delivered an Officer’s Certificate to the Trustee and in accordance with Sections 10.05 and 17.05 of the Indenture, has delivered an Opinion of Counsel to the Trustee, in each case, responsive to and in compliance with the matters stated therein; and

WHEREAS, all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the premises hereof, the parties have executed and delivered this Supplemental Indenture, and the Company and the Trustee agree for the benefit of each other and for the equal and ratable benefit of the Holders, as follows:

AGREEMENT

SECTION 1.         Capitalized Terms.

Any capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Indenture.

SECTION 2.         Settlement upon Conversion.

(a)          In accordance with Section 14.07(a) of the Indenture, and from and after the effective time of the Merger, the right to convert each $1,000 principal amount of Notes will be changed to a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to the Merger would have owned or been entitled to receive upon such Merger (the “Reference Property”), which shall be cash equal to approximately $150.11 per $1,000 principal amount of Notes based on a Conversion Rate of 14.2966 and reflecting the right to receive $10.50 in cash for each share. Accordingly, any reference in respect of a Holders’ conversion rights to a share of Common Stock in the Indenture shall be deemed a reference to a right to receive a cash amount equal to $10.50 and the provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the holders’ right to convert the Notes into the Reference Property.

(b)        Notwithstanding the foregoing, Holders that elect to convert their Notes at any time from the date hereof (being the applicable Effective Date) up to, and including, the Business Day immediately prior to the Fundamental Change Repurchase Date to be specified in a Fundamental Change Company Notice to be delivered in connection with the Merger in accordance with the Indenture, shall be entitled to receive consideration equal to approximately $150.11 per $1,000 principal amount of converted Notes based on an increased Conversion Rate of 14.2966, as adjusted in accordance with Section 14.03 of the Indenture as a result of the Merger which constitutes a Make-Whole Fundamental Change.

SECTION 3.         Notes.

Each Note, with effect on and from the Effective Date, shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Notes consistent with the terms of the Indenture, as amended by this Supplemental Indenture.

SECTION 4.         Ratification and Effect.

Except as hereby expressly amended, the Indenture and the Notes are in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. This Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture forms a part thereof. Each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein,” and each reference in the Notes to “the Indenture,” “thereunder,” “thereof,” or “therein” shall mean and be a reference to the Indenture as amended and supplemented by this Supplemental Indenture unless the context otherwise requires. Additionally, each reference in the Notes to “this Note,” “hereunder,” “hereof,” or “herein,” and each reference in the Indenture to “the Notes,” “thereunder,” “thereof,” or “therein” shall mean and be a reference to the Notes as amended and supplemented by this Supplemental Indenture unless the context otherwise requires. The Indenture as amended and supplemented by this Supplemental Indenture shall be read, taken and construed as one and the same instrument, and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture as supplemented by this Supplemental Indenture shall be bound thereby.

SECTION 5.         Responsibility of the Trustee.

(a)         The recitals in the Supplemental Indenture shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture. The Trustee shall be under no duty whatsoever to make any determination whether any execution, modification, amendment, supplement or confirmation to any document is necessary to implement such amendments and waivers, including those contained herein, and shall be entitled to conclusively rely on the documentation required to be provided under the terms of the Indenture in a form reasonably satisfactory to the Trustee.

(b)          In acting under or in connection with this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, including, without limitation, any provision relating to the right of the Trustee to be indemnified, whether or not elsewhere herein so provided.

SECTION 6.         Governing Law; Jurisdiction; Waiver of Jury Trial.

The provisions of Sections 17.04 and 17.13 of the Indenture shall apply to this Supplemental Indenture mutatis mutandis.

SECTION 7.         Severability.

In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

SECTION 8.         Conflicts.

To the extent of any inconsistency between the terms of the Indenture or the Notes and this Supplemental Indenture, the terms of this Supplemental Indenture will control.

SECTION 9.         Execution in Counterparts.

This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the other parties hereto shall be deemed to be their original signatures for all purposes.  For the avoidance of doubt, the Trustee shall have the right to accept and act upon any notice, instruction, or other communication, including any funds transfer instruction, (each, a “Notice") received pursuant to this Supplemental Indenture by electronic transmission (including by e-mail, facsimile transmission, web portal or other electronic methods) and shall not have any duty to confirm that the person sending such Notice is, in fact, a person authorized to do so. Electronic signatures believed by Trustee to comply with the ESIGN Act of 2000 or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider identified by any other party hereto and acceptable to Trustee) shall be deemed original signatures for all purposes. The Company assumes all risks arising out of the use of electronic signatures and electronic methods to send Notices to Trustee, including without limitation the risk of Trustee acting on an unauthorized Notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, Trustee may in any instance and in its sole discretion require that a Notice in the form of an original document bearing a manual signature be delivered to Trustee in lieu of, or in addition to, any such electronic Notice.

SECTION 10.       Miscellaneous.

This Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein. All covenants and agreements in this Supplemental Indenture given by the parties hereto shall bind their successors. The section headings are for convenience only and shall not affect the construction hereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

ISSUER:

TABULA RASA HEALTHCARE, INC.

By:	/s/ Thomas J. Cancro
Name:	Thomas J. Cancro
Title:	Chief Financial Officer

TRUSTEE:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION (AS SUCCESSOR-IN-INTEREST TO U.S. BANK NATIONAL ASSOCIATION)

By:	/s/ Stacy L. Mitchell
Name:	Stacy L. Mitchell
Title:	Vice President

[Signature Page to First Supplemental Indenture]